JPMorgan Value Opportunities Fund, Inc.

Because the electronic format for filing Form N-SAR does not provide adequate space for responding to Items 72DD1 and 72DD2, 73A1 and 73A2, 74U1 and 74U2,
and 74V1 and 74V2, complete answers are as follows:

Item 72DD1 and 72DD2
Total income dividends for which record date passed during the period

Share Class	Total Income Dividends (000's omitted)
Class A	$588
Class B	$29
Class C	$28
Class I	$8,805

Item 73A1 and 73A2
Distributions per share for which record date passed during the period

Share Class	Dividends from Net Investment Income
Class A	$0.1612
Class B	$0.0970
Class C	$0.1027
Class I	$0.2096

Item 74U1 and 74U2
Number of shares outstanding

Share Class	Shares Outstanding (000's omitted)
Class A	3,685
Class B	301
Class C	271
Class I	42,868

Item 74V1 and 74V2
Net asset value per share (to nearest cent)

Share Class	Net Asset Value Per Share
Class A	$13.10
Class B	$12.95
Class C	$12.96
Class I	$13.08